Exhibit 23.2
Consent of Independent Registered Public Accounting Firm
We consent to the incorporation by reference in this Registration Statement on Form S-8 pertaining to the registration of 200,000 shares of the common stock of Cooper Industries, Ltd. of our reports dated February 20, 2006, with respect to the consolidated financial statements and schedule of Cooper Industries, Ltd., Cooper Industries, Ltd. management’s assessment of the effectiveness of internal control over financial reporting, and the effectiveness of internal control over financial reporting of Cooper Industries, Ltd., included in its Annual Report (Form 10-K) for the year ended December 31, 2005, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP ERNST & YOUNG LLP
Houston, Texas
August 2, 2006